

Mail Stop 4631

December 13, 2017

Via email
Mr. Patrick Winterlich
Executive Vice President and Chief Financial Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901

   Re: Hexcel Corporation
     Form 10-K
     Filed February 9, 2017
     File No. 1-8472

Dear Mr. Winterlich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Management's Discussion and Analysis, page 26

1. We note your presentation of certain Non-GAAP measures in your MD&A, particularly free cash flow and the adjusted effective tax rate. Where you discuss and/or quantify free cash flow, please provide a more prominent discussion of the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(a) of Regulation S-K. For example, your references to free cash flow under the Financial Condition section beginning on page 30 are not preceded by a discussion of the comparable GAAP measure. Regarding the adjusted effective tax rate, please provide a reconciliation to the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, as you have done for the other Non-GAAP measures on page 26.

<u>Form 8-K filed October 18, 2017</u>

2. We note the reconciliation of GAAP operating income to EBITDA in Table C. Please revise your disclosure to reconcile EBITDA to net income pursuant to Question 103.02 of the *Non-GAAP Financial Measures C&DI* available at www.sec.gov.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction